As filed with the Securities and Exchange Commission on March 25, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)

INDIGO N.V.
(Name of the Issuer)

HEWLETT-PACKARD COMPANY
HEWLETT-PACKARD ERSTE VERMÖGENSVERWALTUNGS-
UND BETEILIGUNGSGESELLSCHAFT MBH
(Offerors)

INDIGO N.V.
(Issuer)

BENZION LANDA
(Names of Persons Filing Statement)

COMMON SHARES,
PAR VALUE NLG 0.04 PER SHARE
(Title of Class of Securities)

N44495104
(CUSIP Number of Class of Securities)

Carleton S. Fiorina Chairman of the Board and Chief Executive Officer Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Benzion Landa Chairman of the Board and Chief Executive Officer Indigo N.V. 5 Limburglaan 6221 SH Maastricht, The Netherlands (011) 31 43 356 5656
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons Filing Statement)

Copies to:

Ann O. Baskins, Esq. Charles N. Charnas, Esq. Ross N. Katchman, Esq. Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Larry W. Sonsini, Esq. Aaron J. Alter, Esq. Steve L. Camahort, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Dennis J. Friedman, Esq. Barbara L. Becker, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193 (212) 351-4000

This statement is filed in connection with (check the appropriate box):

a. ☐
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b. ☒	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)

$800,155,568	$196,549

(1)
Estimated solely for purposes of calculating the filing fee required by the Securities Exchange Act of 1934, as amended, and computed pursuant to Rules 0-11(d) and 0-11(a)(4) under the Exchange Act based on (i) $7.115, the average of the high and low price per share prices of common shares, par value NLG 0.04 per share, of Indigo N.V., a Dutch corporation, as reported on the Nasdaq National Market on February 8, 2002, and (ii) the maximum number of common shares of Indigo to be tendered in connection with the exchange offer described herein.

(2)	One-fiftieth of 1% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $196,549	Filing Party: Hewlett-Packard Company
Form or Registration No.: 333-73786	Date Filed: November 20, 2001

This Amendment No. 5 to the Transaction Statement on Schedule 13E-3 is being filed jointly by Hewlett-Packard Company, a Delaware corporation (“HP”), Hewlett-Packard Erste Vermögensverwaltungs- und Beteiligungsgesellschaft mbH, a newly-purchased indirect subsidiary of HP (“HP Germany”), Indigo N.V., a corporation organized under the laws of The Netherlands (“Indigo”), and Benzion Landa, the Chairman of the Board and Chief Executive Officer of Indigo.

This Amendment No. 5 amends and supplements the Rule 13e-3 Transaction Statement, which relates to the offer by HP through HP Germany, to acquire each issued and outstanding common share, par value NLG 0.04 per share, of Indigo not already owned by HP and its affiliates.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 11 is hereby amended and supplemented as follows:

At 12:00 Noon, New York City time, on Friday, March 22, 2002, the exchange offer expired. Based on the report of the exchange agent, HP Germany acquired approximately 94,609,211 Indigo common shares pursuant to the exchange offer, which brings HP’s equity ownership in Indigo to approximately 96.3 percent of the total number of outstanding Indigo shares, including shares issuable upon the exercise of outstanding warrants held by parties other than HP. All shares validly tendered and not properly withdrawn prior to the expiration of the exchange offer were accepted for payment.

The full text of the press release announcing completion of the exchange offer is attached as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.

Item 16.    Exhibits.

Item 16 is hereby amended and supplemented by adding thereto the following:

Exhibit Number	Description

(a)(5)(iii)	Press Release issued by Hewlett-Packard Company on March 25, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2002

HEWLETT-PACKARD COMPANY

By:	/s/ CHARLES N. CHARNAS

Name: Charles N. Charnas Title: Assistant Secretary

HEWLETT-PACKARD ERSTE VERMÖGENSVERWALTUNGS- UND BETEILIGUNGSGESELLSCHAFT MBH

By:	/s/ CHARLES N. CHARNAS

Name: Charles N. Charnas

Title: Managing Director

INDIGO N.V.

By:	/s/ BENZION LANDA

Name: Benzion Landa Title: Chairman of the Board and Chief Executive Officer

BENZION LANDA

By:	/s/ BENZION LANDA

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)
Prospectus, included as part of the Registration Statement on Form S-4 filed by Hewlett-Packard Company with the Securities and Exchange Commission on November 20, 2001, as amended on January 25, 2002 and February 14, 2002.*

(a)(1)(ii)	Form of Election Form/Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients.*

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Number on Substitute Form W-9.*

(a)(1)(vii)	Press Release issued by Hewlett-Packard Company on March 20, 2002.*

(a)(2)	Recommendation Statement on Schedule 14D-9 of Indigo N.V.*

(a)(3)	None, other than this Transaction Statement.

(a)(4)	See Exhibit (a)(1)(i).

(a)(5)(i)	Joint Press Release issued by Hewlett-Packard Company and Indigo N.V. on September 6, 2001.*

(a)(5)(ii)	Press Release issued by Hewlett-Packard Company on February 21, 2002.*

(a)(5)(iii)	Press Release issued by Hewlett-Packard Company on March 25, 2002.

(b)	None.

(c)(i)	Consent of Gleacher & Co. LLC to the use of its opinion dated September 6, 2001, to the Combined Board of Indigo N.V. in the prospectus.*

(c)(ii)	Opinion of Gleacher & Co. LLC dated September 6, 2001.*

(c)(iii)	Materials presented by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on September 5, 2001.*

(c)(iv)	A preliminary draft of the presentation by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on September 5, 2001.*

(c)(v)	A preliminary exhibit delivered by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on July 25, 2001.*

(d)(i)	Offer Agreement, dated as of September 6, 2001, as amended on February 13, 2002, by and between Hewlett-Packard Company and Indigo N.V.*

(d)(ii)	Form of CVR Agreement, by and between a subsidiary of Hewlett-Packard Company and Chase Manhattan Bank and Trust Company, National Association.*

(d)(iii)	Form of Corporate Guaranty by Hewlett-Packard Company.*

(d)(iv)
Tender and Option Agreement, dated as of September 6, 2001, by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V.*

(d)(v)	Tender and Option Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and Oscar & Zlata Foundation.*

(d)(vi)	Tender Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C Indigo CV.*

(d)(vii)	Form of Tender Agreement by and between Hewlett-Packard Company and certain officers and directors of Indigo N.V.*

Exhibit Number	Description

(d)(viii)	Voting Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and Oscar & Zlata Foundation.*

(d)(ix)	Voting Agreement and Irrevocable Proxy, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C Indigo CV.*

(d)(x)
Form of Voting Agreement and Irrevocable Proxy by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Deering Corporation N.V. and certain officers and directors of Indigo N.V.*

(d)(xi)
Form of Affiliate Agreement by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V.*

(d)(xii)	Stock Purchase Agreement, dated September 13, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.*

(d)(xiii)	Performance Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.*

(d)(xiv)	Registration Rights Agreement, dated as of October 17, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.*

(d)(xv)
Shareholders’ Agreement, dated September 13, 2000, by and among Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., Deering Corporation N.V., S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.*

(d)(xvi)	Acquisition Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.*

(d)(xvii)
Amendment to Shareholders’ Agreement, dated February 26, 2002, by and among Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.*

(f)	None.

(g)	None.

*	Previously Filed.